Exhibit 99.1

RAINCHIEF ENERGY INC.
(the “Company”)
Suite 361 - 1275 West 6th Ave.
Vancouver, British Columbia
V6H-1A6
604-676-1032 T
604-676-1034 F

Trading Symbol: RCFEF
June 22, 2009

RAINCHIEF COMPLETES PRIVATE PLACEMENT

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) is please to announce that it has completed a previously announced private placement for a total of 3,050,000 units for total gross proceeds of US$152,500.  Each unit consists of one (1) common share without par value in the capital stock of the Company and one (1) share purchase warrant exercisable into one (1) common share at a price of $0.10 per share for a period of one year.

The funds will be utilized for the continued evaluation of specific oil and gas assets that have been identified for possible acquisition and general working capital.

Further information will be provided as it materializes.

Rainchief is a company listed and trading on the OTC.BB, symbol: RCFEF

FOR FURTHER INFORMATION PLEASE CONTACT:

Brad J. Moynes
President  & Chief Executive Officer
Rainchief Energy Inc.
Telephone No. (604) 676-1032

Or

ProActive Communications Co.
Telephone No. (604) 541-1995
Or toll free         (800) 540-1995

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”

________________________________________________
Brad Moynes, President and CEO